Exhibit 99.2

BETA BETEILIGUNGS UND BESITZ GMBH

BETA BETEILIGUNGS UND GMBH

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)
ASSETS
Current asset:
Cash and cash equivalents	$1,585,107	$1,321,981
Trade receivables, net	2,053,284	1,799,810
Prepayments and other current assets	892,239	986,413
Current tax assets	-	6,141
Inventories	8,834,642	7,534,712

Total current assets	13,365,272	11,649,057

Non-current assets:
Property, plant and equipment, net	415,891	317,023
Operating lease right-of-use assets, net	1,393,291	620,306
Finance lease right-of-use assets, net	167,540	118,714
Intangible assets, net	17,878	26,214
Investments in pension insurance policies	149,404	165,063

Total non-current assets	2,144,004	1,247,320

TOTAL ASSETS	$15,509,276	$12,896,377

LIABILTIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables, Third party	$2,570,450	$1,248,875
Trade payables, Related party	1,440,287	2,178,122
Other payable and accruals	1,054,992	590,908
Contract liabilities	4,003,562	3,247,941
Amount due to ultimate holding company	2,324,765	2,619,250
Operating lease liabilities, current portion	776,863	262,885
Finance lease liabilities, current portion	79,445	55,591
Current tax liabilities	42,272	35,041
Bank overdrafts	2,166,746	2,011,336

Total current liabilities	14,459,382	12,249,949

Non-current liabilities:
Operating lease liabilities, non-current portion	616,428	357,420
Finance lease liabilities, non-current portion	82,492	70,052

Total non-current liabilities	698,920	427,472

TOTAL LIABILITIES	15,158,302	12,677,421

Commitments and contingencies (Note 21)	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, issued and outstanding as of June 30, 2026 and December 31, 2025	10,585	10,585
Exchange reserve	223,090	193,108
Capital reserve	529,229	529,229
Accumulated losses	(411,930)	(513,966)
Total shareholders’ equity attributable to Beta Beteiligungs und GmBH	350,974	218,956

Shareholders’ equity	350,974	218,956

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,509,276	12,896,377

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the six months ended June 30,
	2026	2025
	US$	US$
	(unaudited)	(unaudited)
Revenue	13,078,143	8,598,119
Cost of revenue	(6,998,611)	(3,704,872)
Gross profit	6,079,532	4,893,247

Operating expenses
Finance costs	(106,219)	(94,785)
General and administrative expenses	(6,414,294)	(4,802,469)
	(6,520,513)	(4,897,254)

LOSS FROM OPERATION	(440,981)	(4,007)

Other income:
Other income, net	601,704	237,354
Total other income, net	601,704	237,354

PROFIT BEFORE INCOME TAXES	160,723	233,347

Income tax expense	(58,687)	(69,863)

NET INCOME	102,036	163,484

Other comprehensive income:
Foreign currency translation adjustment	29,982	46,790

COMPREHENSIVE INCOME	132,018	210,274

Comprehensive income attributable to Beta Beteiligungs und GmBH	$132,018	210,274

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares	Exchange	Capital	Accumulated	Total Shareholders’
	Amount	reserve	reserve	losses	equity
Balance as of January 1, 2025	$10,585	141,415	529,229	(178,464)	502,765

Foreign currency translation adjustment	-	46,790	-	-	46,790

Net income for the period	-	-	-	163,484	163,484

Balance as of June 30, 2025	$10,585	188,205	529,229	(14,980)	713,039

	Ordinary shares	Exchange	Capital	Accumulated	Total Shareholders’
	Amount	reserve	reserve	losses	equity
Balance as of January 1, 2026	$10,585	193,108	529,229	(513,966)	218,956

Foreign currency translation adjustment	-	29,982	-	-	29,982

Net income for the period	-	-	-	102,036	102,036

Balance as of June 30, 2026	$10,585	223,090	529,229	(411,930)	350,974

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2026	2025
	US$	US$
Cash flows from operating activities:
Net income	$102,036	163,484

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation on property, plant and equipment	57,350	46,824
Gain on disposal of property, plant and equipment	(53,001)	(159,802)
Amortization on intangible assets	8,972	-
Fair value change of investment in pension insurance policies	15,659	(16,347)
Amortization on right-of-use assets – operating lease	264,096	155,563
Amortization on right-of-use assets – finance lease	39,903	11,173
Change in operating assets and liabilities:
Trade receivables	(253,474)	(1,569,018)
Inventories	(1,299,930)	(1,011,762)
Other receivables, deposit and prepayment	94,174	843,876
Trade payables	583,740	(1,291,152)
Other payables and accrued expenses	464,085	254,037
Operating leases	(264,096)	(155,563)
Contract liabilities	755,621	2,948,275
Current taxation	13,372	65,552
Net cash provided by operating activities	528,507	285,140

Cash flows from (used in) investing activities:
Acquisition of property, plant and equipment	(297,219)	(6,469)
Proceeds from disposal of property, plant and equipment	177,210	194,013
Net cash (used in) provided by investing activities	(120,009)	187,544

Cash flows used in financing activities:
Proceeds from short term borrowings	155,410	109,610
Repayment of short term borrowings	-	(8,871)
Advance from (repayment to) the ultimate holding company	(294,485)	(764,940)
Repayment of financing leases	(52,435)	(70,789)
Net cash used in financing activities	(191,510)	(734,990)

Net change in cash, cash equivalents and restricted cash	216,988	(262,306)

Foreign currency translation adjustment	46,138	6,494

BEGINNING OF YEAR	1,321,981	702,936

END OF YEAR	$1,585,107	447,124

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Initial recognition of operating right-of-use assets and lease liabilities	1,037,000	-
Initial recognition of financing right-of-use assets and lease liabilities	188,300	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$45,315	4,311
Cash paid for interest	13,808	13,866

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Note 1: Organization and Business Background

Beta Beteiligungs und GmBH (the “Company”) was incorporated in the Austria on November 26, 2013.

Beta Wellness HandelsgmbH (“Beta”) is the principal operating subsidiary of the Company. It is principally engaged in the trading of hot tubs and swim spas in Austria and in European countries.

The Company’s principal subsidiaries at June 30, 2026 and December 31, 2025 are set out below.

Description of subsidiaries

Company name	Place of incorporation and principal place of operation	Principal activities and place of operation	Effective interest held
			As of June 30, 2026	As of December 31, 2025

Beta Wellness HandelsgmbH	Austria	Trading of hot tubs and swim spas	100%	100%

Bw HandelsgesmbH	Austria	Trading of hot tubs and swim spas	100%	100%

SR Eurotech GmbH	Austria	Trading of hot tubs and swim spas	100%	100%

The Company and its subsidiaries are hereinafter referred to as (the “Group”).

Note 2: Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Bank overdrafts and cash generated from operations have been utilized to finance the working capital requirements of the Group.

As of June 30, 2026, the Group reported a positive operating cash flow of $528,507. In addition, the Group maintained active bank accounts and obtained banking facilities to ensure it had sufficient funds to finance its working capital requirements. The Group continued to meet its payment obligations through these accounts and maintained sufficient working capital to support its ongoing business activities and operating performance.

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Considering all facts and information on hand, management expects the Group’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these unaudited condensed consolidated financial statements are issued.

If the Group is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these unaudited condensed consolidated financial statements are issued, the Group may consider supplementing its available sources of funds through the following sources:

●	additional equity financing from shareholders and third-party investors.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date these unaudited condensed consolidated financial statements are issued. However, there is no assurance that the Group will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Group’s plans, such as changes in the demand for the Group’s services, general market conditions, and competitive environment of the capital market industry in Hong Kong and changes in regulatory requirements, etc.

Note 3: Summary of Significant Accounting Policies

●	Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The accompanying unaudited condensed consolidated financial statements include the results of operations of the Company and its subsidiaries in Note 1. Significant intercompany transactions and balances have been eliminated. Subsidiaries are all entities over which the Group has control; has the power to appoint or remove the majority of the members of the board of directors; has the right to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

●	Use of estimates

The preparation of the accompanying unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Group require a higher degree of judgment than others in their application. These include the recognition of revenue, the valuation of investment properties and intangible assets, Contract liabilities. Management continually evaluates all of its estimates and judgments based on available information and experience; however, actual results could differ from these estimates.

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

●	Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

For six months ended June 30, 2026 and 2025, the Company operates and manages its business as one single business segment, in accordance with ASC 280. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assesses the Company’s performance and results of operations on an unaudited condensed consolidated basis. The Company generates substantially all of its revenues from customers in Austria. Accordingly, no geographical segments are presented. Substantially, all of the Company’s long-lived assets are located in Austria.

●	Revenue recognition

The Group recognizes revenues pursuant to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1. Identification of the contract, or contracts, with the customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group generates revenues by sales of swim spas.

In accordance with ASC 606, the Group recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. The Group’s customer contracts have only one single performance obligation as to transfer the specific goods to customers, and there are no separately identifiable other promises in the contracts. The Group’s products are sold with no right of return, except for defective products. Transaction price is fixed and stated in the contracts. The Group’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of goods sales.

The Group’s revenue is recognized at a point in time when the customer accepts the goods, which generally occurs when the products are delivered to the customer’s designated location in Europe region sales and upon custom clearance for overseas sales. The Group evaluated the contract terms under the agreement and was recognized at the point of time when the control was transferred to the customer.

Based on historical information, management does not believe a sales return allowance is necessary and no allowance for either has been recorded on June 30, 2026. For the six months ended June 30, 2026, the Group did not record any sales return from customer in Austria related to a product quality claim. This return was considered an isolated incident, as the Group had not engaged in product sales with this customer ever since. Except for the returns with this customer, historical returns were immaterial.

The Group acts as a principle in the sales of goods, as it is responsible for the quality of the goods and has control of the goods before transferring the goods to the customers, and has the power of establishing the transaction price. Revenues are recognized on a gross basis.

The following table presents the revenue disaggregation of geographical locations for the six months ended June 30, 2026 and 2025, respectively:

	2026	2025
	US$	US$
	(unaudited)	(unaudited)

Europe	13,078,143	8,598,119
Others	-	-
	13,078,143	8,598,119

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

●	Income taxes

The Group follows the liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled. The Group also evaluates whether the recorded deferred tax assets and valuation allowances can be realized and, when necessary, reduces the amounts to what is expected to be realized.

The accounting guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Group does not believe it has any uncertain tax positions through the six months ended June 30, 2026 and 2025 respectively which would have a material impact on the Group’s unaudited condensed consolidated financial statements.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Group’s unaudited condensed consolidated statements of operations and comprehensive income. Interest and penalties actually incurred are charged to interest expense and the other income, respectively if applicable.

The Group files tax returns in Austria. The tax returns for 2026, and 2025 are subject to examination by Austrian tax authorities, commencing with the first year filed.

●	Investment in pension insurance policies

The Group invests in corporate-owned pension insurance policies in order to provide retirement benefits for its respective key personnel, such as the company's director. The Group is the beneficiary of these pension insurance policies. The Group accounts for these pension insurance policies in accordance with ASC 715, Compensation – Retirement Benefits, as they represent a form of employee benefit.

Investments in pension insurance policies are reported as assets and are subsequently measured based on the surrender value. The change in the value of these policies during the period, including any actuarial gains or losses, is recognized in the unaudited condensed consolidated statements of income and comprehensive income, consistent with the accounting for postretirement benefit plans.

●	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal.

●	Trade receivables, net

The Group does not charge interest to its customers and carries its customer receivables at their face amounts, less an expected credit loss. As is common practice in the industry, the Group classifies all accounts receivable as current assets.

The Group grants trade credit, on a non-collateralized basis, to its customers and is subject to potential credit risk related to changes in business and overall economic activity. The Group analyzes specific accounts receivable balances, historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the event that a customer balance is deemed to be uncollectible, the account balance is written-off against the allowance for doubtful accounts.

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

●	Inventories

Inventories are measured using the weighted average method and are stated at the lower of cost or net realizable value. Cost of goods sold comprises the purchase price of inventories, together with directly attributable costs such as returns. Allowance is made for obsolete, slow moving or defective items, where appropriate.

●	Property, plant and equipment

Property, plant and equipment is carried at cost. Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized in unauditd condensed consolidated income from operations. The cost of maintenance and repairs is charged to expense as incurred. Property, plant and equipment is reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of property, plant and equipment exceeds its fair value, an impairment charge would be recorded in the unaudited condensed consolidated statement of operations.

Depreciation of property, plant and equipment are computed using the straight-line method over the assets’ estimated useful lives as follows:

Expected useful life
Furniture and fixture	2-10 years
Leasehold improvement	4-10 years
Office equipment	3-5 years
Motor vehicles	2-8 years

●	Impairment of long lived assets

Long-lived assets such as property, plant and equipment with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment of long lived assets during the six months ended June 30, 2026 and 2025, respectively.

●	Intangible assets

Intangible assets are initially recognized and measured at cost upon the acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives.

Amortization of intangible assets are computed using the straight-line method over the assets’ estimated useful lives as follows:

Expected useful life
Patent rights and licenses	2 – 10 years
Data processing programme	4 years
Homepages	4 – 5 years

●	Investment properties

Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Investment properties are measured initially at cost, includes direct development costs, realty taxes.

Depreciation of investment property is computed using the straight-line method over the expected useful life, which the depreciation rate of the investment property is 1.5% annually if the useful life of the property does not excess 67 years.

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

●	Leases arrangements

In the ordinary course of business, the Group enters into a variety of operating lease and finance lease arrangements.

Operating and finance right-of-use leases are included in operating and finance lease right-of-use assets, current portion of long-term operating and finance lease obligations and long-term operating and finance lease obligations, net of current maturities on the Group’s unaudited condensed consolidated balance sheets, as appropriate. Operating lease right-of-use assets, finance lease right-of-use assets, operating lease liabilities and finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate to calculate present value, the Group determines this rate by estimating the Group’s incremental borrowing rate, utilizing the borrowing rates associated with the Group’s various debt instruments. The operating lease right-of-use asset and finance lease right-of-use asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

For the short term lease, the lease which has less than 12 months lease term or unlimited lease term which can be terminated immediately are exempted from the recognizing the right-of-use assets and lease liabilities.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

●	Contract liabilities

A contract liability is recognized when the Group receives consideration or has an unconditional right to consideration before transferring goods to a customer. Contract liabilities are recognized as revenue when the Group satisfies its performance obligations by transferring control of goods to customers.

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Balance at beginning of the period/ year	3,247,941	1,570,755
Additions	4,003,562	3,247,941
Recognized to revenue during the period/ year	(3,247,941)	(1,570,755)
Balance at end of the period/ year	4,003,562	3,247,941

●	Foreign currency translation

The Group ‘s principal place of operation is Austria. The financial position and results of its operations are predominately determined using EUR, the local currency of the Group, as the functional currency. The Group’s unaudited condensed consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidation statement of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated to US$ at the applicable rate of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rate from period to period are included as a separate component of accumulated other comprehensive income in the unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s unaudited condensed consolidated statements of operations and comprehensive income under foreign exchange transaction losses.

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The following table outlines the exchange rates that are used in preparing these unaudited condensed consolidated financial statements.

	As of June 30, 2026	As of December 31, 2025
Period/ Year end spot rates
EUR	US$1 = EUR0.88	US$1 = EUR0.85

	For the six months ended June 30,
	2026	2025
Average rates
EUR	US$1 = EUR0.86	US$1 = EUR0.92

●	Comprehensive income

We account for comprehensive income in accordance with ASC 220, “Comprehensive Income”, which specifies the computation, presentation and disclosure requirements for comprehensive income. Comprehensive income consists of net income and foreign currency translation adjustments, primarily from fluctuations in foreign currency exchange rates of our foreign subsidiaries with a functional currency other than the U.S. dollar.

●	Ordinary share

On November 26, 2013, the Company incorporated with the total amount of share of EUR10,000 and fully owned by the directors. Under the Company Law of Austrian, the limited liability company does not have the number of share which the shareholder holds one capital contribution. The ownership is documented in the Commercial Register.

●	Related parties

Related parties are affiliates of the Group; entities for which investments are accounted for by the equity method by the Group; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the Group; its management; members of the immediate families of principal owners of the Group and its management; and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

●	Finance costs

Interest relating to leases and loans repaid are expensed in the period the repayment occurs.

BETA BETEILIGUNGS UND GMBH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

●	Fair value measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements.

The Group uses the three-tier hierarchy of fair value measurement, which prioritizes the inputs used in measuring fair value based upon their degree of availability in external active markets. These tiers include: Level 1 (the highest priority), defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 (the lowest priority), defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of June 30, 2026 and December 31, 2025, the Group determined that the carrying values of cash and cash equivalents, trade receivables, net, prepayments and other current assets, bank overdrafts, trade payables, contract liabilities, other payables and accruals and amount due to ultimate holding company approximate their fair values because of the short-term nature of these instruments.

●	Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). The new guidance requires additional disclosure related to the disaggregation of income statement expense categories. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is expected to result in additional disclosures and will not have an impact on the Company’s unaudited condensed consolidated financial statements.

In July 2025, FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This provides all entities with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU No. 2025-05 is effective on a prospective basis for annual periods beginning after December 15, 2025, though early adoption and retroactive application is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its unaudited condensed consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update provides amendments to clarify and modernize the accounting for costs incurred to develop or acquire internal-use software. Under this guidance, capitalization for internal-use software costs begins when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used to perform the intended function. ASU 2026-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted on a retrospective, modified, or prospective basis. The Company is currently evaluating the potential impact of this guidance and the timing of adoption.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies the applicability of interim reporting guidance under ASC 270 and reorganizes interim disclosure requirements into a centralized framework. The amendments also introduce a disclosure principle requiring entities to disclose material events and changes occurring since the most recent annual reporting period. The guidance is effective for interim periods within fiscal years beginning after December 15, 2027 for public business entities, with early adoption permitted. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

●	Recently Issued Accounting Pronouncements

The Group has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

Note 4: Investment in pension insurance policies

As of June 30, 2026 and December 31, 2025, the investments in pension insurance policies of the following:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Pension insurance policies	149,404	165,063
	149,404	165,063

During 2020 and 2014, the Group entered into the pension insurance policy with Wiener Stadtische Versicherung AG (“Wiener”) to insure the pension of Mr. Matthias Stadlober and Mr. Konrad Schweigler who are the directors of the Group. The Group can surrender the pension insurance policy at any time with no restrictions and will receive the cash surrender value at the date of termination.

As of June 30, 2026 and December 31, 2025, the investments in the pension insurance policy were recognized at their cash surrender value of $149,404 and $165,063, respectively, as defined under the policy.

Note 5: Held for sale assets

During the year ended December 31, 2024, management committed to a plan to sell certain investment properties and land. As the criteria in ASC 360-10-45 were met, the related assets were classified as held for sale as of April 11, 2024.

Upon classification, the assets were measured at the lower of their carrying amount and fair value less costs to sell. Depreciation of the related assets ceased upon classification. No material impairment loss was recognized upon initial classification.

During the six months ended June 30, 2025, the Group completed the sale of the investment properties and land to an unaffiliated third party for net proceeds of $158,711, resulting in a gain on disposal of $17,574, which is included in other income in the unaudited condensed consolidated statement of operations and comprehensive income.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Note 6: Trade receivables, net

Trade receivables, net consisted of the following at June 30, 2026 and December 31, 2025:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Trade receivables	2,053,284	1,799,810
Less: allowance for doubtful accounts	-	-
	2,053,284	1,799,810

The movement of allowance for credit losses is as follows:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Balance at beginning of period/ year	-	25,263
Add: Allowance for credit loss	-	-
Less: allowance for doubtful accounts	-	(25,263)
Balance at end of period/ year	-	-

Note 7: Prepayments and other current assets

Prepayment and other current assets mainly represent deposits paid for purchases and services, rental and utilities deposits, and prepaid expenses.

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Advance to supplier	393,611	793,967
Prepayment	354,236	65,063
Other receivables	144,392	127,383
	892,239	986,413

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Note 8: Inventories

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Finished goods	8,834,642	7,534,712
	8,736,704	7,534,712

Management continuously reviews obsolete and slow moving inventories and assesses the inventory valuation to determine if the write-down of inventories is deemed appropriate. For the six months ended June 30, 2026, and 2025, no impairment loss of inventories were recognized.

Note 9: Property, plant and equipment, net

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Furniture and fixture	164,515	253,311
Leasehold improvement	633,978	548,635
Office equipment	304,232	317,180
Motor vehicles	504,991	329,816
	1,607,716	1,448,942
Less: accumulated depreciation	(1,191,825)	(1,131,919)
Property, plant and equipment, net	415,891	317,023

Depreciation expense was $57,350 and $46,824 for the six months ended June 30, 2026 and 2025, respectively.

Note 10: Intangible assets, net

Intangible assets, net consisted of the following:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

At cost:
Patent rights and licenses	10,440	10,727
Data processing programme	32,347	33,235
Homepage	109,044	112,037
	151,831	155,999
Less: accumulated amortization	(133,953)	(129,785)
Intangible assets, net	17,878	26,214

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Amortization expense was $8,792 and Nil for the six months ended June 30, 2026 and 2025, respectively. Internally generated intangible assets do not satisfy the recognition and measurement criteria prescribed under ASC350 and is not eligible for capitalized as of June 30, 2026 and December 31, 2025.

The future amortization for the intangible assets are expected to be as follows:

US$

For the year ending June 30,
2027	16,405
Thereafter	1,473
17,878

Note 11: Other payables and accruals

Other payables and accruals mainly represent accruals for operating expenses.

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Other payables	1,506,396	455,216
Accruals	1,448,596	135,692
	2,954,992	590,908

Note 12: Operating Lease obligations

The Group has operating leases primarily for office space. The Group’s leases have remaining lease terms of several months to five years.

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Operating lease expense	204,337	385,247
Short term lease expense	-	361,027
Total operating lease expenses	204,337	746,274

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The components of lease expense are as follows:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Right-of-use assets	1,393,291	620,306

Lease liabilities
Current lease liabilities	776,863	262,885
Non-current liabilities	616,428	357,420
Total lease liabilities	1,393,291	620,305

Weighted average discount rate	3.57%	2.15%
Weighted average remaining lease term (years)	1.63	1.20

Amortization expense was $264,096 and $155,563 for the six months ended June 30, 2026 and 2025, respectively.

Maturities of lease liabilities are as follows:

US$

Year ending June 30,
2027	791,588
2028	362,835
2029	253,506
2030	39,979
Total lease payments	1,447,908
Less: imputed interest	(54,617)
Total lease liabilities	1,393,291

Note 13: Finance Lease obligations

The Group has finance leases primarily for motor vehicles. The Group’s leases have remaining lease terms of several months to five years.

The components of lease expense are as follows:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Right-of-use assets	167,540	118,714

Lease liabilities
Current lease liabilities	79,445	55,591
Non-current liabilities	82,492	70,052
Total lease liabilities	161,937	125,643

Weighted average discount rate	4.08%	2.15%
Weighted average remaining lease term (years)	1.42	1.20

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Amortization expense was $39,903 and $11,173 for the six months ended June 30, 2026 and 2025, respectively.

Maturities of lease liabilities are as follows:

US$

Year ending June 30,
2027	111,266
2028	35,050
2029	14,610
Total lease payments	169,955
Less: imputed interest	(8,018)
Total	161,937

Note 14: Bank overdrafts

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Working capital loan	2,166,746	2,011,336
	2,166,746	2,011,336

In April 2020, the Group entered into the credit loan agreement with limit of EUR1,600,000 and EUR800,000 (variable interest of 4.4% and 5.7% per annum, respectively) with no valid date and no financial guarantee.

Note 15: Contract liabilities

Contract liabilities represent customer deposits received for goods not yet delivered to customers as at the reporting date. Such balances are recognised as deposits until the related goods are delivered.

Note 16: Ordinary share

During the six months ended June 30, 2026 and 2025, there was no movement with the Company’s issued ordinary share.

Amount paid for shares at years end of:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Amount paid	10,585	10,585

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Note 17: Other income, net

	For the six months ended June 30,
	2026	2025
	US$	US$
	(unaudited)	(unaudited)

Rental income	-	5,145
Gain on disposal of property, plant and equipment	53,001	159,802
Gain on disposal of held for sale assets	-	-
Foreign exchange	12,856	45,388
Sundry income	535,847	27,019
	601,704	237,354

The sundry income mainly represents the services charged to the ultimate holding company - Guangdong Crystal Island Healthwise Co., Ltd.

Note 18: General and administrative expenses

	For the six months ended June 30,
	2026	2025
	US$	US$
	(unaudited)	(unaudited)

Advertisement expenses (note a)	1,513,678	2,144,007
Staff salary and benefit	2,625,767	902,749
Lease expenses	710,622	615,090
Others (note b)	1,578,268	1,140,623
	6,428,335	4,802,469

(a)	Advertising costs, which consist primarily of fees of displaying advertisements on social media, are expensed as incurred.

(b)	Other operating expenses mainly comprise staff transportation expenses, insurance expenses, and other general administrative expenses incurred in the ordinary course of the Group’s business.

Note 19: Income taxes

No income tax arose in the United States of America by the Group for the six months ended June 30, 2026 and 2025.

All the subsidiaries of the Group are subjected to a corporate income tax rate of 23% in six months ended June 30, 2026 (2025: 23%). Austria allows for tax groups, consolidating domestic members' taxable results at the parent level. Foreign tax losses are attributed proportionally, capped at the amount incurred under foreign law, and their recognition is limited to 75% of domestic group profits. Utilized foreign tax losses are subject to recapture taxation under specific conditions.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The Company and its subsidiaries are based in Austria and file Austrian profits tax return. The components of the (provision) / credit for income taxes (expense) / credit were as follows:

	For the six months ended June 30,
	2026	2025
	US$	US$
	(unaudited)	(unaudited)

Current tax credit (expenses)
Austria profit tax	21,843	(7,381
Total current tax expenses	21,843	(7,381)

Deferred tax (expenses) / credit
Austria profit tax	-	-
Total deferred tax (expenses) / credit	-	-

Total Income tax expenses	21,843	(7,381)

The reconciliation of income tax rate to the effective income tax rate based on income before income tax expense for the six months ended June 30, 2026 and 2025 are as follows:

	For the six months ended June 30,
	2026	2025
	US$	US$
	(unaudited)	(unaudited)

Profit before income taxes	168,525	225,966
Statutory income tax rate	23%	23%
Income tax expense at statutory rate	38,761	51,972
Effect of non-deductible expense	19,926	17,891
Income tax expense	58,687	69,863

Uncertain tax positions

As a result of the Group’s analysis, management has determined that the Group does not have any material uncertain tax positions.

Note 20: Risk factors

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk and foreign exchange rate risk.

(i)	Concentration and credit risk

The Group has no significant concentration of credit risk, cash in banks in Austria is insured with limit of approximately US$104,000 per depositor per bank. Cash transactions are limited to high credit quality banks.

Assets that potentially subject the Company to significant credit risks primarily consist of trade receivables and other assets. The Group performs regular and ongoing credit assessments of the counterparties’ financial conditions and credit history. The Group also assess historical collection trends and aging of receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2026 and December 31, 2025, the balance of allowance of expected credit losses were nil and nil, respectively.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

For the six months ended June 30, 2026 and 2025, most of the Group’s assets were located in Austria. At the same time, the Group considers that it is exposed to the following concentration of risk:

a)	Major customers

For the six months ended June 30, 2026 and 2025, no customer accounted for 10% or more of the Groups’ revenues.

b)	Major vendors

For the six months ended June 30, 2026, two vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the six months ended June 30, 2026 represented 43% and 39% of the Group’s cost of revenues for that period.

For the six months ended June 30, 2025, three vendors accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the six months ended June 30, 2025 represented 38%, 36% and 16% of the Group’s cost of revenues for that period.

(ii)	Foreign exchange rate risk

The Group operates in Austria and trades with both local and overseas customers and suppliers, and is exposed to foreign exchange rate risk arising from various currency exposures, primarily with respect to purchases in Euros. Foreign exchange risk arises from committed and unmatched future commercial transactions, such as confirmed import purchase orders and sales orders, recognized assets and liabilities.

Note 21: Related party transactions and balances

Nature of relationship with related party

Name of related party	Relationship with the Company
Guangdong Crystal Island Healthwise Co., Ltd	Ultimate holding company

Related party balance consisted of following:

	As of June 30, 2026	As of December 31, 2025
	US$	US$
	(unaudited)	(audited)

Amount due to Guangdong Crystal Island Healthwise Co., Ltd	465,535	2,619,250

Related party transactions consisted of following:

	For the six months ended June 30,
	2026	2025
	US$	US$
	(unaudited)	(unaudited)
Purchase from related party
Guangdong Crystal Island Healthwise Co., Ltd	3,918,154	1,746,283

The amount is unsecured, interest-free and due on demand.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Note 22: Commitments and contingencies

(i) Litigations

The Group is now and may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have a material impact on the unaudited condensed consolidated financial statements of the Group. There are no significant unresolved legal issues as of June 30, 2026 and December 31, 2025.

(ii) Contingencies

The Group accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of June 30, 2026 and December 31, 2025, the Group’s management is of the opinion that there are no commitments and contingencies to account for.

Note 23: Segment information

The Group uses the management approach to determine reportable operating segments. The management approach consider the internal organization and reporting used by the Group’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM considers the Group carries out all its business activities and operations in Austria. All transactions are concluded and completed in Austria with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Group’s revenues and derived in Austria with all operations being carried out in Austria, no geographical segment is presented. The Group concludes that it has only one reportable segment.

The CODM of the Group primarily utilize the net income to monitor budget to actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment.

	For the six months ended June 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)

Revenues	13,078,143	8,598,119
Cost of revenue	(6,998,611)	(3,704,872))
General and administrative expenses	(6,428,335)	(4,802,469))
Finance costs	(106,219)	(94,785))
Other income, net	601,704	237,354
	146,682	233,347

Note 24: Subsequent event

On August 12, 2026, Masonglory Limited (“Masonglory”) entered into a share swap agreement (the “Share Swap Agreement”) with the holder of a 49% equity interest in the Company (the “Target”), and the beneficial owner of such holder, pursuant to which such holder agreed to transfer 20% of the equity interests in the Target to a wholly-owned subsidiary of the Company, and, as consideration therefor, Masonglory agreed to allot and issue to such beneficial owner an aggregate of 1,377,000 Class A ordinary shares of Masonglory, par value US$0.0008 each (the “Consideration Shares”). The number of Consideration Shares was determined by reference to a valuation of 100% of the equity interests in the Target of US$23,400,000 performed by an independent third-party valuation firm, and a price per Class A ordinary share of US$3.40, which was determined by reference to the closing bid price of the Class A ordinary shares of Masonglory of US$3.43 on August 11, 2026.

The Group evaluates all events and transactions that occur after June 30, 2026 up through the date the Group issues the unaudited condensed consolidated financial statements. Other than the event disclosed above and elsewhere in these unaudited condensed consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.